

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 25, 2010

Mr. Kelvin Claney
Chief Executive Officer
International Commercial Television, Inc.
299 Madison Avenue N.
Suite C
Bainbridge Island, WA 98110

>       **Re:    International Commercial Television, Inc.**
>               **Item 4.02 Form 8-K**
>               **Filed February 26, 2010**
>               **Amendment No. 1 to Item 4.02 Form 8-K**
>               **Filed March 9, 2010**
>               **File No. 0-49638**

Dear Mr. Claney:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief